

04010223

Képpel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27 February 2004

RECEIVED

MAR - 1 2004

158

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 17,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

PROCESSED

MAR 04 2004

THOMSON
FINANCIAL

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 17,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 27 DAY OF FEBRUARY 2004

APPENDIX II

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __17,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __17,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,424,591	387,712,295.50	Before Exercise : 12,774,166
			Add Exercise	17,000	8,500.00	Less Exercise : (17,000)
			After Exercise	775,441,591	387,720,795.50	Outstanding : 12,757,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary   Date   : 27 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$2.13	4260	Subramanian Anbazhagan
15000	$2.13	31950	Thia Guay Lan, Nancy
	Total value of shares exercised =	36210	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. :   [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   [   ]
            [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   17000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   26/02/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **387720795.50 0.00   0.00**

Amount of Paid-up Share Capital : **387720795.50 0.00   0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

27 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 17,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 17,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn. Mr Jeffrey Chua)

GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,424,591	
SHARE OPTION SCHEME	17,000	26.02.2004
TOTAL	775,441,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : **FILE NO: 82-2564**
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 3,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 3,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 26 DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __3,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __3,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,421,591	387,710,795.50	Before Exercise : 12,777,166
			Add Exercise	3,000	1,500.00	Less Exercise : (3,000)
			After Exercise	775,424,591	387,712,295.50	Outstanding : 12,774,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary

   Date   : 26 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.84	11520	Poon Kit Peng
	Total value of shares exercised =	11520	
Notes: (1) Adjustments to subscription price to be disclosed as footnotes (2) Value of shares exercised = the number of shares allotted multiply by their exercise price			

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

RCB   bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		

Amount of premium paid or payable on each share :	3.34		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [   ] Retrieve Details

Identification Type : * [NRIC ▾]

Name : * [   ]

Nationality : * [▾]

Mobile No : [   ]

Occupation : [   ]

Email Address : [   ]

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
[   ]

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▾] Search

Registration No. : * [198003912M] Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   3000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   25/02/2004 (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387712295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387712295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

26 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 3,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 3,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,421,591	
SHARE OPTION SCHEME	3,000	25.02.2004
TOTAL	775,424,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

25 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 2,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 2,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 25TH DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF ___2000___ SHARES/STOCK UNITS OF ___$0.50___ EACH FULLY PAID

ARISING FROM THE ___2000___ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,419,591	387,709,795.50	Before Exercise : 12,779,166
			Add Exercise	2,000	1,000.00	Less Exercise : (2,000)
			After Exercise	775,421,591	387,710,795.50	Outstanding : 12,777,166

3. Outstanding Warrants/TSR   :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on ___7TH MAY 1987.___

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary   Date   : 25 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
2000	$2.13	4260	Teh Siew Chin, Constance
	Total value of shares exercised =	4260	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

Save   Delete Issued Share   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No : [   ]

Occupation : [   ]

Email Address : [   ]

Address Type : *   ◉ Local
                         ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   Retrieve Address

Block/House No. : [▼]

Street Name : [   ]

Unit : # [   ] - [   ]

Building/Estate Name : [   ]

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
          [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼]   Search

Registration No. : * |198003912M| Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : |0.50|

b) No. of shares allotted : |2000|

c) Class of shares allotted : |Ordinary ▼|

d) Currency : |SINGAPORE DOLLAR (099) ▼|

e) Date of allotment : |24/02/2004| (dd/mm/yyyy)

Save Reset Back



REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

biz FILE

RCB

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	387710795.50	0.00	0.00
Amount of Paid-up Share Capital :	387710795.50	0.00	0.00

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

25 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 2,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 2,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
     General Manager (Group Legal)
     Keppel Corporation Limited
     1 HarbourFront Avenue,
     #18-01 Keppel Bay Tower
     Singapore 098632
     Fax No: 64136391

c.c. Temasek Holdings (Attn : Mr Jeffrey Chua)

GFD

GC

GM (GTR)

(faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,419,591	
SHARE OPTION SCHEME	2,000	24.02.2004
TOTAL	775,421,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Képpel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

20 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 40,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 40,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 20 DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 40,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 40,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,379,591	387,689,795.50	Before Exercise : 12,819,166
			Add Exercise	40,000	20,000.00	Less Exercise : (40,000)
			After Exercise	775,419,591	387,709,795.50	Outstanding : 12,779,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary   Date   : 20 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$3.38	33800	Lam Kwok Chong
30000	$3.84	115200	Lam Kwok Chong
	Total value of shares exercised =	149000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		

Amount paid or due and
payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.88		

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◯ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▾]

Name : *   [   ]

Nationality : *   [▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▾]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   10000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   19/02/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387694795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387694795.50**	**0.00**	**0.00**

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.34		

Save   Delete Issued Share   Reset   Back

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

⊙ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ⊙ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. :   [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
          [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   30000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   19/02/2004   (dd/mm/yyyy)

Save   Reset   Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387709795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387709795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

20 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 40,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 40,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,379,591	
SHARE OPTION SCHEME	40,000	19.02.2004
TOTAL	775,419,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

19 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 25,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 25,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 19 DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __25,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __25,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,354,591	387,677,295.50	Before Exercise : 12,844,166
			Add Exercise	25,000	12,500.00	Less Exercise : (25,000)
			After Exercise	775,379,591	387,689,795.50	Outstanding : 12,819,166

3. Outstanding Warrants/TSR   :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds   :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name   : Caroline Chang

   Authorised Signature   :

   Designation   : Secretary   Date   : 19 February 2004

Enclosures :

a.   A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b.   Confirmation of despatch of Share/Stock Certificates.
c.   Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d.   Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
			Exercised By:
25000	$3.84	96000	Lim Jit Pok, Jim
	Total value of shares exercised =	96000	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.34		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
　　　　　　　　　　○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. :   [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   25000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   18/02/2004   (dd/mm/yyyy)

Save   Reset   Back

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RCB
:: online filing transactions
bizFILE

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HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **387689795.50 0.00   0.00**

Amount of Paid-up Share Capital :   **387689795.50 0.00   0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

19 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 25,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 25,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. : Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD .
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,354,591	
SHARE OPTION SCHEME	25,000	18.02.2004
TOTAL	775,379,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

RECEIVED

MAR - 1 2004

158

18 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 12,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 12,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 18 DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __12,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __12,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,342,591	387,671,295.50	Before Exercise :	12,856,166
			Add Exercise	12,000	6,000.00	Less Exercise :	(12,000)
			After Exercise	775,354,591	387,677,295.50	Outstanding :	12,844,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary

   Date   : 18 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
12000	$2.13	25560	Tan Siew Hong, Stella
	Total value of shares exercised =	25560	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▾]

Name : *   [   ]

Nationality : *   [▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▾] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   12000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   17/02/2004 (dd/mm/yyyy)

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**0.50**
Amount of Authorised Share Capital :	**1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387677295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387677295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

18 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 12,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 12,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)

GFD

GC

GM (GIR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,342,591	
SHARE OPTION SCHEME	12,000	17.02.2004
TOTAL	775,354,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

13 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : **FILE NO: 82-2564**
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 7,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 7,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 13 DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __7,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __7,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,335,591	387,667,795.50	Before Exercise : 12,863,166
			Add Exercise	7,000	3,500.00	Less Exercise : (7,000)
			After Exercise	775,342,591	387,671,295.50	Outstanding : 12,856,166

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   : 13 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
			Exercised By:
1000	$3.38	3380	Hui Mui Kwai
6000	$2.30	13800	Hui Mui Kwai
	Total value of shares exercised =	17180	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		

Amount of premium paid or payable on each share : 2.88

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC   ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                                 ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : #[   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
           [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▼] Search

Registration No. : *   198003912M   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   1000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   12/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387668295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387668295.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

**Resolution /
Declaration**   Share payable in cash   **For a consideration
other than cash**   **Share Capital /
Allottees Particulars**   **List of Shareholders
after the Allotment**   **Summary
of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC   ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                         ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
          [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▼] Search

Registration No. : * | 198003912M | Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* If Address Type Is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type Is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 0.50 |

b) No. of shares allotted : | 6000 |

c) Class of shares allotted : | Ordinary ▾ |

d) Currency : | SINGAPORE DOLLAR (099) ▾ |

e) Date of allotment : | 12/02/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **387671295.50 0.00**   **0.00**

Amount of Paid-up Share Capital : **387671295.50 0.00**   **0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

13 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 7,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 7,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,335,591	
SHARE OPTION SCHEME	7,000	12.02.2004
TOTAL	775,342,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11 February 2004

RECEIVED

MAR - 1 2004

158

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 31,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 31,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 11 DAY OF FEBRUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __31,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __31,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,304,591	387,652,295.50	Before Exercise :	12,894,166
			Add Exercise	31,000	15,500.00	Less Exercise :	(31,000)
			After Exercise	775,335,591	387,667,795.50	Outstanding :	12,863,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name : Caroline Chang

   Authorised Signature :

   Designation : Secretary   Date : 11 February 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME
("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3000	$3.84	11520	Koh Tah Seng
7000	$3.84	26880	Tan Chong Kee
4000	$2.30	9200	Chen Wai Yin, May
7000	$2.13	14910	Chia Tsui Lin
10000	$2.13	21300	Foo Chih Chi
	Total value of shares exercised =	83810	
Notes: (1) Adjustments to subscription price to be disclosed as footnotes (2) Value of shares exercised = the number of shares allotted multiply by their exercise price			

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.34		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                         ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ] Retrieve Address

Block/House No. :   [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   [   ]
                   [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : * | 198003912M | Retrieve Details |

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 0.50 |

b) No. of shares allotted : | 10000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 10/02/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **387657295.50 0.00**   **0.00**

Amount of Paid-up Share Capital :   **387657295.50 0.00**   **0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	[ ] Retrieve Details
Identification Type : *	[NRIC ▼]
Name : *	[ ]
Nationality : *	[▼]
Mobile No :	[ ]
Occupation :	[ ]
Email Address :	[ ]
Address Type : *	◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	[ ] Retrieve Address
Block/House No. :	[▼]
Street Name :	
Unit :	# [ ] - [ ]
Building/Estate Name :	

Foreign Address (* if Address Type is Foreign Address)

Address :	[ ]
	[ ]

If Allottee is NOT an Individual :

Shareholder Category : *	[Company / Foreign Branch ▼] Search

Registration No. : *   198003912M   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   4000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   10/02/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387659295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387659295.50**	**0.00**	**0.00**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17000		
Amount paid or due and payable on each share			
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [_____] Retrieve Details

Identification Type : * [NRIC ▼]

Name : * [_____]

Nationality : * [_____▼]

Mobile No : [_____]

Occupation : [_____]

Email Address : [_____]

Address Type : * ◉ Local
        ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [_____] Retrieve Address

Block/House No. : [__▼]

Street Name :

Unit : # [____] - [____]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [_____]

[_____]

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▼] Search

Registration No. : *   198003912M   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   17000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   10/02/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **387667795.50** **0.00**   **0.00**

Amount of Paid-up Share Capital :   **387667795.50** **0.00**   **0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

11 February 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Attn: Ms Adeline Chuan/ Ms Ai Peng

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 31,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 31,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua
GFD
GC
GM (KTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,304,591	
SHARE OPTION SCHEME	31,000	10.02.2004
TOTAL	775,335,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26 January 2004

RECEIVED

MAR - 1 2004

158

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 10,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 26 DAY OF JANUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 10,000   SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 10,000   OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,294,591	387,647,295.50	Before Exercise : 12,904,166
			Add Exercise	10,000	5,000.00	Less Exercise : (10,000)
			After Exercise	775,304,591	387,652,295.50	Outstanding : 12,894,166

3. Outstanding Warrants/TSR   :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

   Name   : Caroline Chang

   Authorised Signature : _____

   Designation   : Secretary   Date   : 26 January 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME
("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$2.13	21300	Chan Kong Meng, Lawrence
	Total value of shares exercised =	21300	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

	Ordinary	Preference	Others
Class of Shares :			
Number of shares :	10000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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:: online filing transactions

RCB

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * [   ] Retrieve Details

Identification Type : *   [NRIC   ▾]

Name : *   [   ]

Nationality : *   [▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
          [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▾] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   10000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   21/01/2004   (dd/mm/yyyy)

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   LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **387652295.50 0.00   0.00**

Amount of Paid-up Share Capital :   **387652295.50 0.00   0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE (65)63236200

26 January 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 10,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 10,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,294,591	
SHARE OPTION SCHEME	10,000	21.1.2004
TOTAL	775,304,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21 January 2004

RECEIVED

MAR - 1 2004

158

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 19,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 19,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 21 DAY OF JANUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF ___19,000___ SHARES/STOCK UNITS OF ___$0.50___ EACH FULLY PAID

ARISING FROM THE ___19,000___ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,275,591	387,637,795.50	Before Exercise :	12,923,166
			Add Exercise	19,000	9,500.00	Less Exercise :	(19,000)
			After Exercise	775,294,591	387,647,295.50	Outstanding :	12,904,166

3. Outstanding Warrants/TSR   :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on ___7TH MAY 1987.___

   Name   : Caroline Chang

   Authorised Signature   : _____

   Designation   : Secretary   Date   : 21 January 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
4000	$2.13	8520	Lee, Susan
15000	$2.13	31950	Chang Cheng Mei, Caroline
	Total value of shares exercised =	40470	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. :   [▼]

Street Name :

Unit : #[   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   [   ]
             [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

            Postal Code : **068804**

      Block/House No. : **2**

        Street Name : **SHENTON WAY**

                 Unit : **# 19 - 00**

  Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

             Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   19000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   20/01/2004   (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.50**		
Amount of Authorised Share Capital :	**1500000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387647295.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387647295.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

21 January 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 19,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 19,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,275,591	
SHARE OPTION SCHEME	19,000	20.01.2004
TOTAL	775,294,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

19 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 118,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 118,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 19 DAY OF JANUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __118,000__ SHARES/STOCK UNITS OF _$0.50_ EACH FULLY PAID

ARISING FROM THE __118,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,157,591	387,578,795.50	Before Exercise :	13,244,166
			Add Exercise	118,000	59,000.00	Less Exercise :	(118,000)
						Less Options Cancelled:	(203,000)
			After Exercise	775,275,591	387,637,795.50	Outstanding :	12,923,166

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name : Caroline Chang

   Authorised Signature :

   Designation : Secretary   Date : 19 January 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
40000	$2.68	107200	Wang Look Fung
70000	$2.72	190400	Lim Say Hoe, Johnny
8000	$2.13	17040	Sng Fook Yuan
	Total value of shares exercised =	314640	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.18		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * [_____] [Retrieve Details]

Identification Type : * [NRIC ▼]

Name : * [_____]

Nationality : * [_____▼]

Mobile No : [_____]

Occupation : [_____]

Email Address : [_____]

Address Type : * ◉ Local
               ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [_____] [Retrieve Address]

Block/House No. : [▼]

Street Name :

Unit : # [____] - [____]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [_____]

[_____]

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▼] [Search]

Registration No. : * [198003912M] [Retrieve Details]

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   40000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   16/01/2004 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387598795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387598795.50**	**0.00**	**0.00**

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| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	2.22		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [   ]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]
          [   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.50

b) No. of shares allotted : 70000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2004 (dd/mm/yyyy)

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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387633795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387633795.50**	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [   ] Retrieve Details

Identification Type : * [NRIC ▼]

Name : * [   ]

Nationality : * [▼]

Mobile No : [   ]

Occupation : [   ]

Email Address : [   ]

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▼] Search

Registration No. : * [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   8000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   16/01/2004   (dd/mm/yyyy)



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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387637795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387637795.50**	**0.00**	**0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

19 January 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 118,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 118,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Temasek Holdings
(Attn: Mr Jeffrey Chua)
GFD
GC
GM (ETR)
(faxed)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
1 HarbourFront Avenue,
#18-01 Keppel Bay Tower
Singapore 098632
Fax No: 64136391

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,157,591	
SHARE OPTION SCHEME	118,000	16.01.2004
TOTAL	775,275,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

15 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Return of Allotment of Shares
relating to the Company's issue of 82,000 shares to option holders issued pursuant to an
exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 82,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15 DAY OF JANUARY 2004

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __82,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __82,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	775,075,591	387,537,795.50	Before Exercise :	13,326,166
			Add Exercise	82,000	41,000.00	Less Exercise :	(82,000)
			After Exercise	775,157,591	387,578,795.50	Outstanding :	13,244,166

3. Outstanding Warrants/TSR :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name : Caroline Chang

    Authorised Signature : _[signature]_

    Designation : Secretary

    Date : 15 January 2004

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
10000	$3.84	38400	Seah Seow Gek, Sarah
2000	$2.13	4260	Chow Kar Tzen
70000	$2.13	149100	Hoe Eng Hock
	Total value of shares exercised =	191760	
Notes: (1) Adjustments to subscription price to be disclosed as footnotes (2) Value of shares exercised = the number of shares allotted multiply by their exercise price			

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	3.34		

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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * [   ]   Retrieve Details

Identification Type : *   [NRIC   ▼]

Name : *   [   ]

Nationality : *   [▼]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▼]   Search

Registration No. : *   [198003912M]   Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   10000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   14/01/2004   (dd/mm/yyyy)

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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **0.50**

Amount of Authorised Share Capital : **1500000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**387542795.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**387542795.50**	**0.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**1500000000**	**.5**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	72000		

Amount paid or due and payable on each share

paid :	0.50		
due and payable :	0		
Amount of premium paid or payable on each share :	1.63		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   [_____] Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [_____]

Nationality : *   [_____ ▼]

Mobile No :   [_____]

Occupation :   [_____]

Email Address :   [_____]

Address Type : *   ◉ Local
                          ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [_____] Retrieve Address

Block/House No. : [▼]

Street Name :

Unit : # [____] - [_____]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [_____]
          [_____]

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] Search

Registration No. : *   [198003912M] Retrieve Details

Name :   **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type :   **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   0.50

b) No. of shares allotted :   72000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   14/01/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **0.50**

Amount of Authorised Share Capital :   **1500000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **387578795.50 0.00   0.00**

Amount of Paid-up Share Capital :   **387578795.50 0.00   0.00**

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

15 January 2004

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #28-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 82,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 82,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

c.c. Ms Caroline Chang
     General Manager (Group Legal)
     Keppel Corporation Limited
     1 HarbourFront Avenue,
     #18-01 Keppel Bay Tower
     Singapore 098632
     Fax No: 64136391

cc: Temasek Holdings
    (Attn: Mr Jeffrey Chua)
    GFD
    EC
    GM (ETR)
    (faxed)

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATE
BALANCE B/F	775,075,591	
SHARE OPTION SCHEME	82,000	14.01.2004
TOTAL	775,157,591	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

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